Exhibit (a)(1)(ii)

FORTRESS PRIVATE LENDING FUND

c/o FPLF Management LLC

Offer to Purchase Up to 2,214,111

Common Shares of Beneficial Interest

Dated July 23, 2026

The Offer and Withdrawal Rights Will Expire
at one minute past 11:59 p.m. Eastern Time on August 19, 2026,

Unless the Offer is Extended

To the Shareholders of Fortress Private Lending Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), Fortress Private Lending Fund, a “perpetual-life”, externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is organized as a Delaware statutory trust (the “Company”), is offering to purchase up to 2,214,111 of its Class I common shares of beneficial interest, par value $0.01 per share (the “Shares”) pursuant to valid tenders by Shareholders of the Company (“Shareholders”) at a price equal to the net asset value (“NAV”) per Share as of July 31, 2026 or a later date determined by the Company if the Offer is extended (the “Valuation Date”).

This Offer is currently scheduled to expire at one minute past 11:59 p.m., Eastern Time, on August 19, 2026 (the “Expiration Date”), but the Company may extend this date; if it does, the Valuation Date may be changed. Each Shareholder may request that the Company repurchase up to all of the Shares owned by any such Shareholder. However, to the extent that the number of Shares submitted pursuant to the Offer exceeds the number of Shares offered for repurchase, the Company will repurchase Shares on a pro rata basis based on the number of tendered Shares, subject to “odd lot” priority as described in the next sentence. If (i) you own, beneficially or of record, fewer than 100 Shares in the aggregate, (ii) you properly tender all of these Shares and (iii) you do not properly withdraw any of such Shares before the Expiration Date, and you complete the section entitled “Odd Lots” in the Letter of Transmittal, the Fund will purchase all of your Shares without subjecting the purchase to pro rata reduction, upon the terms and subject to the conditions of the Offer. This Offer is being made to all Shareholders of the Company and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time NAV was calculated and published and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Company for purposes of calculating the purchase price of such Shares) and such change could be material. The Company generally determines the NAV of the Shares as of the last calendar day of each month within 20 business days after the last calendar day of each month. The most recently calculated and published NAV per Class I Share was $24.18 as of June 30, 2026. In addition, Shareholders should keep in mind that the Company may deduct 2.0% from such NAV for Shares that have not been outstanding for at least one year (the “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder for purposes of determining whether and to what extent the Early Repurchase Deduction is applicable, except that in all cases Shares issued pursuant to the Company’s distribution reinvestment plan will be treated as having been repurchased first and such Shares issued pursuant to the Company’s distribution reinvestment plan are not subject to the Early Repurchase Deduction. The Early Repurchase Deduction will reduce the repurchase proceeds payable to Shareholders for the repurchased Shares.

The Early Repurchase Deduction will apply uniformly to all Shares regardless of class. The Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of a Shareholder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a Shareholder’s Shares are repurchased because the Shareholder has failed to maintain the minimum account balance, if any. The Early Repurchase Deduction may also be waived when required by law, regulation, or similar requirement and in other circumstances where the Board determines that doing so is in the best interests of the Company. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining Shareholders.

For illustrative purposes, if a Shareholder purchased Shares as of an October 1 subscription closing date, and such Shareholder tendered those Shares on September 20 of the following year for repurchase, the one-year holding period would be deemed satisfied and such Shares would not incur an Early Repurchase Deduction. However, if a Shareholder purchased Shares as of a November 1 subscription closing date, and such Shareholder tendered those Shares on September 20 of the following year for repurchase, the

Exhibit (a)(1)(ii) - 1

one-year holding period would not be deemed satisfied and such Shares would incur an Early Repurchase Deduction. The Early Repurchase Deduction will not apply to Shares acquired through the Company’s distribution reinvestment plan.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to either the Company’s transfer agent, SS&C GIDS, Inc. (the “Transfer Agent”) or the Shareholder’s financial adviser, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

Exhibit (a)(1)(ii) - 2

IMPORTANT

The Company makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company, its board of trustees or the Company’s investment adviser as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company, its board of trustees or the Company’s investment adviser.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the U.S. Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

Regular Mail:

Fortress Private Lending Fund

c/o SS&C GIDS, Inc.

P.O. Box 219090

Kansas City, MO 64121-9090

Email: FPL@fortress.com

Exhibit (a)(1)(ii) - 3

TABLE OF CONTENTS

SUMMARY TERM SHEET		5
1.	Background and Purpose of the Offer	6
2.	Offer to Purchase and Price	6
3.	Amount of Tender	6
4.	Procedure for Tenders	7
5.	Withdrawal Rights	7
6.	Purchases and Payment	7
7.	Certain Conditions of the Offer	9
8.	Certain Information About the Company	9
9.	Full Tender by DRIP Participants	10
10.	Certain Federal Income Tax Consequences	10
11.	Miscellaneous	13

Exhibit (a)(1)(ii) - 4

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•
The Company may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Company is offering to purchase up to 2,214,111 Shares at a price equal to their NAV determined as of July 31, 2026 or such later date as may be determined by the Company if the Offer is extended. The Shares subject to the Offer represent approximately 5.0% of the outstanding Shares as of June 30, 2026. The Offer, which begins on July 23, 2026, will remain open until one minute past 11:59 p.m., Eastern Time, on August 19, 2026. The Company reserves the right to adjust the Valuation Date to correspond to any extension of the Offer. If the amount of repurchase requests exceeds the number of Shares offered for repurchase, we will repurchase Shares on a pro rata basis based on the number of tendered Shares, subject to “odd lot” priority as described in Section 3 below.
•
Except for Shares issued pursuant to the Company’s distribution reinvestment plan (“DRIP”), the Company may deduct 2.0% from such NAV for Shares that have not been outstanding for at least one year. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. The Early Repurchase Deduction will reduce the repurchase proceeds payable to Shareholders for the repurchased Shares. See Section 6 “Purchases and Payment”.
•
Shareholders may tender all or a portion of their Shares.
•
If a Shareholder validly tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the relevant NAV per Share is finalized.
•
There is no assurance that the board of trustees of the Company (the “Board”) will exercise its discretion to offer to repurchase Shares or that there will be sufficient funds available to accommodate all of the Shareholders’ requests for repurchase. As a result, the Company may repurchase less than the full amount of Shares that you request to have repurchased. If the Company does not repurchase the full amount of your Shares that you have requested to be repurchased, or the Company determines not to make repurchases of its Shares, you will likely not be able to dispose of your Shares, even if the Company under-performs. Any periodic repurchase offers will be subject in part to the Company’s available cash and compliance with the regulated investment company (“RIC”) qualification and diversification rules and the 1940 Act.
•
Other than the Early Repurchase Deduction described above (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.
•
The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.
•
If you are a participant in the DRIP, if you elect to tender your Shares in full, and such full tender is accepted by the Company, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender. Your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.
•
If the Company accepts the tender of any of your Shares, your proceeds may be funded from one or more of the following sources: cash flow from operations, the sale of assets, borrowings, return of capital to Shareholders or offering proceeds.

Exhibit (a)(1)(ii) - 5

•
Additional repurchases will be made at such times and on such terms as may be determined by the Board. FPLF Management LLC, the Company’s investment adviser (the “Adviser”), expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. However, the Company is not required to make any such repurchase offers or otherwise conduct tender offers and the Board may amend, suspend or terminate the Company’s share repurchase program at any time.
•
Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Company, at any time on or after September 17, 2026 (i.e., the date 40 business days from the commencement of the Offer). If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to the Transfer Agent, Fortress Private Lending Fund, c/o SS&C GIDS, Inc., or to your financial adviser. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
•
The value of your Shares will likely change between the most recent time the NAV was calculated and published and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). The most recently calculated and published NAV per Class I Share was $24.18 as of June 30, 2026.
•
Please note that just as you have the right to validly withdraw your tender of Shares, the Company has the right to cancel, amend or postpone this Offer at any time on or before the Expiration Date.
1.
Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for the Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for the Shares. The Board intends to consider the continued desirability of the Company making an offer to purchase Shares quarterly, but the Company is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Company in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Company (assuming no further issuances of Shares).

2.
Offer to Purchase and Price. The Company will purchase, upon the terms and subject to the conditions of the Offer, up to 2,214,111 of those outstanding Shares that are validly tendered by, and not validly withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its NAV as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on June 30, 2026, there were approximately 44,282,216 Class I Shares outstanding, with a NAV per Share of $24.18. The value of the Shares tendered by Shareholders likely will change between the most recent time NAV was calculated and published and the Valuation Date.

3.
Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 2,214,111 Shares are validly tendered pursuant to the Offer and not validly withdrawn, the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer”

Exhibit (a)(1)(ii) - 6

below. If more than 2,214,111 Shares are validly tendered to the Company before the expiration of the Offer and not validly withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Company will accept Shares tendered on or before the Expiration Date for payment first from all Shareholders of “odd lots” (persons who own fewer than 100 Shares) who properly tender all, but not less than all, of their Shares and do not properly withdraw any tendered Shares and second on a pro rata basis based on the number of tendered Shares; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. There is no repurchase priority for a Shareholder under the circumstances of death, divorce or disability of such Shareholder. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Company, but any Shareholder that wishes to have the Company repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Company.

Any Shareholder who (i) owns, beneficially or of record, fewer than 100 Shares in the aggregate (an “odd lot”), (ii) validly tenders all, but not less than all, of its Shares, completes the section entitled “Odd Lots” in the Letter of Transmittal, and (iii) does not validly withdraw any of the tendered Shares before the Expiration Date is referred to herein as an “Odd Lot Holder.” To the extent that the number of Shares validly tendered and not validly withdrawn exceed the number of Shares offered for repurchase, all of the Shares of Odd Lot Holders will be accepted for payment before any pro rata reduction of the repurchase of Shares validly tendered and not validly withdrawn by Shareholders who are not Odd Lot Holders, provided that this priority to Odd Lot Holders is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if such holders have separate accounts or certificates representing fewer than 100 Shares. To qualify for this priority, an Odd Lot Holder must validly tender (and not validly withdraw) all Shares owned by such Odd Lot Holder in accordance with the procedures described in Section 4 below.

4.
Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by one minute past 11:59 p.m., Eastern Time, on August 19, 2026. Odd Lot Holders must validly tender all of their Shares, not validly withdraw any such Shares and complete the section entitled “Odd Lots” in the Letter of Transmittal to qualify for the priority available to Odd Lot Holders set forth in Section 3.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by email transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.
Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Company has not accepted such tendered Shares, on or after September 17, 2026 (i.e., the date 40 business days from the commencement of the Offer). A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.
6.
Purchases and Payment. For purposes of the Offer, the Company will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares (the “Repurchase Date”).

If a Shareholder tenders Shares and the Company purchases those Shares, the Company will effect payment for those Shares in cash promptly after the determination of the relevant NAV per Share is finalized.

There is no assurance that the Board will exercise its discretion to offer to repurchase Shares or that there will be sufficient funds available to accommodate all Shareholders’ requests for repurchase. As a result, the Company may repurchase less than the full amount of Shares that you request to have repurchased. If the Company does not repurchase the full amount of your Shares that you

Exhibit (a)(1)(ii) - 7

have requested to be repurchased, or the Company determines not to make repurchases of its Shares, you will likely not be able to dispose of your Shares, even if the Company under-performs. Any periodic repurchase offers will be subject in part to the Company’s available cash and compliance with the regulated investment company qualification and diversification rules and the 1940 Act.

Other than the Early Repurchase Deduction described below (if applicable), the Company does not expect to impose any charges on repurchases of Shares in the Company.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Company and will bear all risks related to an investment in the Shares until the Repurchase Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Repurchase Date.

The Company may deduct 2.0% from such NAV for Shares that have not been outstanding for at least one year. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder for purposes of determining whether and to what extent the Early Repurchase Deduction is applicable, except that in all cases Shares issued pursuant to the Company’s distribution reinvestment plan will be treated as having been repurchased first and such Shares issued pursuant to the Company’s distribution reinvestment plan are not subject to the Early Repurchase Deduction. The Early Repurchase Deduction will reduce the repurchase proceeds payable to Shareholders for the repurchased Shares.

The Early Repurchase Deduction will apply uniformly to all Shares regardless of class. The Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of a Shareholder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a Shareholder’s Shares are repurchased because the Shareholder has failed to maintain the minimum account balance, if any. The Early Repurchase Deduction may also be waived when required by law, regulation, or similar requirement and in other circumstances where the Board determines that doing so is in the best interests of the Company. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining Shareholders.

For illustrative purposes, if a Shareholder purchased Shares as of an October 1 subscription closing date, and such Shareholder tendered those Shares on September 20 of the following year for repurchase, the one-year holding period would be deemed satisfied and such Shares would not incur an Early Repurchase Deduction. However, if a Shareholder purchased Shares as of a November 1 subscription closing date, and such Shareholder tendered those Shares on September 20 of the following year for repurchase, the one-year holding period would not be deemed satisfied and such Shares would incur an Early Repurchase Deduction. The Early Repurchase Deduction will not apply to Shares acquired through the Company’s distribution reinvestment plan.

The Company expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from: cash flow from operations, sale of assets, borrowings, return of capital to Shareholders and/or offering proceeds. Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Company’s investment-related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

Exhibit (a)(1)(ii) - 8

7.
Certain Conditions of the Offer. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Company elects to extend the tender period, the Valuation Date may occur after July 31, 2026. During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. At the discretion of the Board, the Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if, among other reasons: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the estimated NAV of the Company from the estimated NAV of the Company as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board determines that it is not in the best interest of the Company to purchase Shares pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.
Certain Information About the Company. The Company is a “perpetual-life”, externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and organized as a Delaware statutory trust. The principal executive office of the Company is located at 1345 Avenue of the Americas, New York, NY 10105, and the telephone number is (212) 497-2976. Shares are not traded on any established trading market.

The Company does not have any other plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Company’s intended continued acceptance of subscriptions for Shares from time to time, the DRIP or otherwise in the discretion of the Company) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company (other than pursuant to borrowing arrangements made in the ordinary course of business); (d) any change in the identity of the investment adviser or Trustees of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the Trustees or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Company’s Amended and Restated Declaration of Trust or Amended and Restated Bylaws or other actions that may impede the acquisition of control of the Company by any person.

Exhibit (a)(1)(ii) - 9

Based on the number of Shares outstanding as of June 30, 2026, the following persons (the named individuals being the Trustees, executive officers and persons deemed to have a controlling interest in the Adviser) own the number of Shares indicated in the below table:

Person	Shares	Percentage of the Company’s Outstanding Shares
Aaron Blanchette	20,809	*
Brian Stewart	86	*
Lucy Munro	86	*
Michael Dillard	21,137	*
David Brenner	—	*
Anne Motsenbocker	—	*
Amit Patel	2,000	*
David Brooks	43	*
Peter Simons	43	*
Avraham Dreyfuss	43	*

* Less than 1%.

Based on information available to the Company, none of the persons listed above intends to tender any of their Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3 of the Cover Page of this Offer.

During the past 60 days, the Company has issued to the Adviser, Trustees and executive officers of the Company an aggregate of approximately 21,044 Shares, including the net impact of Shares issued pursuant to the DRIP, for net proceeds of approximately $507,771 from the Adviser, any Trustee or executive officer of the Company, or any person controlling the Company or the Adviser.

9.
Full Tender by DRIP Participants. If you are a participant in the DRIP, if you elect to tender your Shares in full and such full tender is accepted by the Company, any Shares issued to you under the DRIP subsequent to the expiration of the tender offer will be considered part of your prior tender and your participation in the DRIP will be automatically terminated as of the applicable Expiration Date. Any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date. If you are a participant in the DRIP, any shares not submitted for repurchase will remain in the DRIP and any unfulfilled portion of your repurchase request will no longer participate in the DRIP. If you would like the unfulfilled portion of your repurchase request to remain in the DRIP, please contact your financial representative.
10.
Certain Federal Income Tax Consequences. The following discussion is a general summary of certain material U.S. federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer. This discussion does not purport to be a complete description of all of the tax considerations relating thereto. In particular, the Company has not described certain considerations that may be relevant to certain types of Shareholders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, Shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, pension plans and trusts, financial institutions, a person that holds Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts, RICs, U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar, Non-U.S. Shareholders (as defined below) engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, “controlled foreign corporations,” and passive foreign investment companies. This summary is limited to Shareholders that hold the Shares as capital assets (within the meaning of the Code) and does not address owners of a Shareholder.

This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Company has not sought and will not seek any ruling from the Internal Revenue Service (“IRS”) regarding the offerings pursuant to this prospectus or pursuant to the accompanying prospectus supplement unless expressly stated therein. This summary does not discuss any aspects of U.S. estate or gift tax or non-U.S., state or local tax. Shareholders are urged to consult their tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer, including potential state, local and non-U.S. taxation, as well as any applicable transfer taxes.

Exhibit (a)(1)(ii) - 10

A “U.S. Shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•
a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or
•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Shareholder” is a beneficial owner of Shares that is not a U.S. Shareholder or an entity that is treated as a partnership for U.S. federal income tax purposes.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partnership and partner level. Partnerships holding any Shares and persons that are treated as partners of such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of the Offer.

Tax matters are very complicated and the tax consequences to each Shareholder of the ownership and disposition of Shares will depend on the facts of his, her, or its particular situation. Investors are urged to consult their tax advisors regarding the specific consequences of the repurchase, including tax reporting requirements, the applicability of U.S. federal, state, local and non-U.S. tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Company repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Company to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Company following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Shareholder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of and extent to which a Shareholder’s ownership percentage interest in the Company is reduced. The IRS has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a Shareholder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of the Company’s affairs should be treated as “not essentially equivalent to a dividend”. For these purposes, a Shareholder’s ownership of the Company is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Company for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A tendering Shareholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Shareholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Repurchase Date.

If a Shareholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Shareholder in which the Repurchase Date occurs, it is expected that, unless the Shareholder elects otherwise, the Shareholder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Company of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

If a tendering Shareholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Shares of the Company is not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Company under Section 301 of the Code with respect to the Shares held by the Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Company to such Shareholder for the Shares

Exhibit (a)(1)(ii) - 11

sold, would be taxable as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to such Shareholder, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Shareholders.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. If any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Company increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Company as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Company (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Company that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Company resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Company’s Confidential Private Placement Memorandum, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Confidential Private Placement Memorandum entitled “Tax and ERISA Considerations—Taxation of Non-U.S. Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

FATCA. Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury regulations thereunder, the relevant withholding agent generally will be required to withhold 30% of any dividends paid on Shares to: (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or is subject to an applicable “intergovernmental agreement.” If payment of this withholding tax is made, Non-U.S. Shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed

Exhibit (a)(1)(ii) - 12

to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules. Non-U.S. Shareholders are urged to consult their tax advisors regarding the particular consequences to them of this legislation and guidance. The Company will not pay any additional amounts in respect of any amounts withheld.

Backup Withholding. The Company generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Company with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Shareholders should provide the Company with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Company regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Shareholders of a RIC, such as the Company, are not excepted. Future guidance may extend the current exception from this reporting requirement to Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11.
Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or blue sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Company has filed an Issuer Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent via e-mail at FPL@fortress.com or from the SEC’s internet web site, http://www.sec.gov.

Exhibit (a)(1)(ii) - 13